Harvest
OPERATIONS CORP.

CHANGE OF AUDITOR NOTICE

TO: **KPMG LLP, Chartered Accountants**
Suite 2700, Bow Valley Square II
205 – 5th Avenue SW
Calgary, AB, T2P 4B9
Attention: Mr. Phil Sherman

AND TO: **Ernst & Young LLP, Chartered Accountants**
1000, 440 – 2nd Avenue SW
Calgary, AB, T2P 5E9
Attention: Mr. Dave Connolly

Harvest Operations Corp. ("Harvest" or the "Corporation") hereby gives notice of the following in accordance with the requirements of Part 4.11 of National Instrument 51-102, *Continuous Disclosure Obligations* ("NI 51-102"):

- Harvest has requested that Ernst & Young LLP, Chartered Accountants, serve as independent auditor of the Corporation. KPMG LLP, Chartered Accountants have previously served as independent auditor of the Corporation. In order to facilitate the transition of the auditor role to Ernst & Young LLP, KPMG LLP has, at the Corporation's request, resigned as auditor and the directors have appointed Ernst & Young LLP to fill the resulting vacancy, effective August 11, 2011.

- The resignation of KPMG LLP, Chartered Accountants and the appointment of Ernst & Young LLP, Chartered Accountants, have been considered and approved by the audit committee of the board of directors of the Corporation and by the board of directors of the Corporation.

- KPMG has not expressed any reservation in its audit reports with respect to any financial period since January 1, 2009.

- In the opinion of the Corporation, as at the date hereof, there are no "reportable events" as such term is defined in NI 51-102 with respect to any financial period since January 1, 2009.

Dated at Calgary, Alberta, 16th day of August, 2011.

Harvest Operations Corp.

Kyungluck Sohn
Chief Financial Officer